CORAL GOLD RESOURCES LTD.
400 – 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

May 18, 2007
Trading Symbols: TSX Venture – CGR
 OTCBB – CGREF
 Berlin and Frankfurt – GV8

Coral Gold Resources Ltd. (the “Company”) announces that it has closed the non-brokered private placement of 1,410,000 units at a price of $3.00 per unit, each unit consisting of one common share and transferable share purchase warrant.  Each warrant will entitle the investor to purchase one additional share at a price of $3.50 until May 18, 2008.

The hold period for all securities issued under the private placement expires on September 19, 2007.

The net proceeds of the placement will be used for additional exploration and development work on the Company's Robertson Property, Nevada and for general working capital requirements.

Coral has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, site of the large Cortez (Pipeline) gold mine.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.